Exhibit 12.2

Glimcher Realty Trust
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Thousands)

	Three Months Ended March 31,		Years ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Available Earnings:
Income (loss) from continuing operations	$1,314	$(5,495)	$(3,666)	$(9,932)	$(458)	$4,405	$17,813
(Earnings) loss from equity investees	(321)	3,474	10,127	6,380	(31)	3,191	709
Plus:
Fixed charges	25,729	23,314	98,142	102,835	112,040	104,090	111,416
Amortization of capitalized interest	565	535	2,139	2,077	1,917	1,570	1,409
Distributed income of equity investees	27	1,312	4,064	7,630	1,925	520	2,860
Less: capitalized interest	(825)	(489)	(2,506)	(5,201)	(10,970)	(5,364)	(6,694)
Less: preferred dividends	(6,159)	(6,137)	(24,969)	(24,548)	(22,236)	(17,437)	(17,437)
Available earnings:	$20,330	$16,514	$83,331	$79,241	$82,187	$90,975	$110,076
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	17,688	15,703	66,772	66,967	72,346	78,595	85,209
Amortization of deferred financing costs	1,057	985	3,895	6,119	6,488	2,694	2,076
Interest capitalized	825	489	2,506	5,201	10,970	5,364	6,694
Preferred dividends	6,159	6,137	24,969	24,548	22,236	17,437	17,437
Fixed charges:	$25,729	$23,314	$98,142	$102,835	$112,040	$104,090	$111,416

Ratio of earnings to fixed charges and preferred dividends:	0.79	0.71	0.85	0.77	0.73	0.87	0.99